HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 23,545,021
Cash segregated	75,000
Deferred income tax asset	1,539,796
Other assets	42,617
TOTAL ASSETS	$ 25,202,434

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Customer payables	$ 29,984
Due to affiliates	742,891
Accounts payable and accrued liabilities	648,833
Income tax payable to affiliate	59,236
Total liabilities	1,480,944
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	49,957,070
Accumulated deficit	(26,260,580)
Total stockholder's equity	23,721,490
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,202,434

See notes to financial statements.